FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, December 20, 2017

Ger. Gen. N° 046/2017

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence of Securities and Insurance, using the powers vested in me, I hereby inform as a significant event that the Extraordinary Shareholders Meeting of Enel Chile S.A. (“Enel Chile” or the “Company”) held today, complying with the quorum requirements established by the law and the Company bylaws, has approved the following:

(a) Carry out the Corporate Reorganization (the “Reorganization”) as a Related Party Transaction in accordance with the provisions of Title XVI of the Corporations Law No 18,046, which involves the following stages: (i) the merger by incorporation of Enel Green Power Latin America S.A (“Enel Green Power”) by Enel Chile S.A. (hereinafter the “Merger”), which will require a capital increase in Enel Chile to pay, according to the Merger’s exchange ratio, for the shares of Enel Green Power shareholders, and that is subject to the success of the Enel Generación PTO as a condition precedent as mentioned in the following numeral; (ii) a Public Tender Offer by Enel Chile to purchase up to 100% of the shares and the American Depository Shares (“ADS”) issued by Enel Generación Chile S.A. (“Enel Generación”) held by the minority shareholders of the latter (the “Enel Generación PTO”).  This tender offer will be subject to a series of conditions, including that Enel Chile reach an ownership share of at least 75% of Enel Generación’s common stock as a result of the Enel Generación PTO and that the shareholders that accept to sell their shares in the PTO also accept to subscribe Enel Chile shares and ADS, as the case may be, issued as part of the capital increase process as mentioned in numeral (iii) below. Such shares and ADS will be paid for by Enel Generación shareholders with part of the price they receive for selling their shares in the Enel Generación PTO; (iii) a capital increase in Enel Chile so as to have sufficient shares and ADS to deliver to the shareholders of Enel Generación that accept to sell their shares in the Enel Generación PTO payable in cash (the “Enel Chile Capital Increase”) that is subject to the success of the Enel Generación PTO as mentioned in numeral (ii) above; and (iv) an amendment to the Enel Generación bylaws to eliminate all limitations and restrictions imposed by the provisions of Title XII of Decree Law No 3,500/1980, particularly that no shareholder may concentrate more than 65% of Enel Generación’s equity with voting rights (the “Amendment to Enel Generación Bylaws”). This amendment is established as a condition precedent to the success of the Enel Generación PTO mentioned in numeral (ii).

(b) In accordance with Title IX of the Corporations Law and Title IX of Corporations Regulations, carry out: (i) the proposed Merger in which Enel Chile will absorb Enel Green Power taking on its rights and responsibilities. Enel Green Power would dissolve without liquidation; and (ii) approve the exchange ratio of the Merger, the audited financial statements of each merging company, Enel Chile and Enel Green Power, a capital increase in Enel Chile with the purpose to distribute its shares to Enel Green Power shareholders according to the Merger’s exchange ratio.

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(c) A Ch$ 1,891,727,278,668 capital increase in Enel Chile through the issuance of 23,069,844,862 new shares, belonging to one same series, without par value, at the price and other terms determined by the Extraordinary Shareholders Meeting.

(d) Empower Mr. Herman Chadwick Piñera, the Chairman of Enel Chile’s Board of Directors, or whom he may have empowered to represent him, to appear at Enel Generación’s Extraordinary Shareholders Meetings and vote in favor of the Amendment to Enel Generación Bylaws.

(e) Amend Enel Chile bylaws: (a) substituting Transitory Article One and Five of the Company Bylaws to capture the agreements regarding the Merger, the Enel Chile Capital Increase, and other agreements adopted by the Shareholders Meeting, (b) amending the Fourth Article of bylaws to add information and communications technology to Enel Chile’s purpose, (c ) modifying Article Fifteen and Sixteen to eliminate the Board of Directors’ Vice-chairperson position and all references to such position, (d) eliminating Transitory Article Two and Transitory Article Ten that are no longer applicable, (e) Deliver a revised version of Enel Chile S.A. Bylaws.

(f) Empower Enel Chile’s Board of Directors to perform all actions necessary to carry out the Reorganization, including requesting the registration of the shares issued as part of the capital increase in the Registry of the Superintendence of Securities and Insurance (or its successor, the Financial Market Commission) as well as the registration of American Depository Shares in the United States Securities and Exchange Commission, carry out the Enel Generación PTO according to the terms and conditions approved by the Shareholders’ Meeting, perform activities necessary to complete the Merger and all other activities required to complete the Reorganization, adopting all agreements required to legalize and put Enel Chile Bylaw amendments previously mentioned into effect.

It is hereby noted that the Extraordinary Shareholders’ Meeting of Enel Generación Chile S.A. held today has agreed to approve the Amendment to Enel Generación Bylaws required to carry out the Operation, and the Extraordinary Shareholders’ Meeting of Enel Green Power Latin America S.A. held today has agreed to approve the Merger by absorption of Enel Green Power Latin America S.A by Enel Chile S.A.

Finally, I inform that, notwithstanding what according to the law and applicable regulation will be informed opportunely, the shareholders that disagree with the Merger have the right to withdraw as stated by current legislation.

Sincerely,

Nicola Cotugno

Chief Executive Officer

Enel Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: December 22, 2017